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As filed with the Securities and Exchange Commission on January 3, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

(RULE 14d-102)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

COGNICASE INC.
(Name of Subject Company (Issuer))

Québec, Canada
(Jurisdiction of Subject Company's (Issuer's) Incorporation or Organization)

CGI GROUP INC.
(Bidder)

Common Shares, no par value
(Title of Class of Securities)

192 423 101
(CUSIP Number of Class of Securities (if Applicable))

Jean-René Gauthier, Esq.
McCarthy Tétrault LLP
Windsor Tower, 5th Floor
1170 Peel Street
Montréal Québec
Canada H3B4S8
(514) 397-4299
 (Name, Address (Including Zip Code) and Telephone Number(Including Area Code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:
Robert J. Grammig, Esq.
Holland & Knight LLP
400 North Ashley Drive
Suite 2300
Tampa, Florida 33602
(813) 227-8500

December 6, 2002(1)
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

US$44,990,000.00(2)	US$8,998.00(2)

(1)
The Tender Offer was first published in Canada on December 6, 2002.
(2)
The fee has been calculated pursuant to general instruction II.C(1) to Schedule 14D-1F, based on approximately 20,000,000 shares, the number of common shares outstanding of COGNICASE INC. in the United States and Cdn. $4.05 the average of the high and low prices reported on the Toronto Stock Exchange for common shares of COGNICASE INC. on December 27, 2002, divided by 1.5683 the noon buying rate in New York City on December 27, 2002 for cable transfers in Canadian dollars as certified by the Federal Bank of New York.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7,920.20	Registration No.:
Filing Party: CGI Group Inc.	Date Filed: December 9, 2002
Form: 14D-1F

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

a.
Offer and Circular dated as of December 6, 2002, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

b.
Notice of Change and Variation of the Offer to Purchase dated December 16, 2002, including the Amended Letter of Transmittal and Amended Notice of Guaranteed Delivery.(2)

c.
Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

d.
Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.

Item 2. Informational Legends

a.
See the inside cover page of the Offer and Circular dated as of December 6, 2002.(1)

b.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 16, 2002.(2)

c.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

d.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.

(1)
Previously filed with the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

(2)
Previously filed with the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.

(3)
Previously filed with the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.

        This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

        No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. Information has been incorporated by reference in the Offer and Circular from the documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec), copies of which may be obtained upon request without charge from the Secretary of CGI Group Inc. at 1130 Sherbrooke Street West, Montreal, Québec H3A 2M8 (514) 841-3200.

CGI GROUP INC.

NOTICE OF CHANGE AND VARIATION
OF THE OFFER TO PURCHASE
all of the outstanding common shares of

COGNICASE INC.

on the revised basis of, at the option of the holder, for each Cognicase Share,

Cdn. $4.50 cash
or
0.6311 Class A Subordinate Shares of CGI Group Inc.,

or any combination thereof,
subject to the maximum aggregate cash consideration and maximum aggregate share consideration
(and corresponding pro-ration) set out in the Offer

        CGI Group Inc. ("CGI" or the "Offeror") hereby gives notice that it is amending its offer dated December 6, 2002 to purchase all of the outstanding common shares (the "Cognicase Shares") of Cognicase Inc. ("Cognicase"), as amended pursuant to notices of change and variation dated December 16, 2002 and December 18, 2002 (the "Offer"), in order to (i) increase the consideration payable under the Offer to $4.50 cash and to 0.6311 CGI Shares (as defined in the Offer) per Cognicase Share; (ii) increase the Maximum Cash Consideration (as defined in the Offer) to an amount in cash equal to 56% of the total consideration payable pursuant to the Offer on any Take-Up Date (as defined in the Offer); (iii) decrease the Maximum Share Consideration (as defined in the Offer) to such number of CGI Shares of the Offeror having an aggregate value equal to 44% of the total consideration payable pursuant to the Offer on any Take-Up Date; and (iv) modify certain conditions of the Offer.

        CGI has entered into a support agreement with Cognicase dated January 1, 2003, pursuant to which Cognicase has undertaken to support CGI's revised Offer and recommend the acceptance of such revised Offer to its shareholders.

        BMO Nesbitt Burns Inc., financial advisors to the special committee of Cognicase's Board of Directors, has delivered to the Board of Directors of Cognicase a written opinion to the effect that the consideration provided by CGI's revised Offer is fair, from a financial point of view, to the shareholders of Cognicase. Based on the foregoing, the Board of Directors of Cognicase concluded that the consideration provided by CGI's revised Offer is fair, from a financial point of view, to the shareholders of Cognicase and recommends to such shareholders the acceptance thereof.

        The Offer, as amended, will be open for acceptance until midnight (Montreal time) on January 13, 2003, unless withdrawn or extended.

        This Notice of Change and Variation should be read in conjunction with the Offer to purchase and accompanying Circular dated December 6, 2002, as amended pursuant to notices of change and variation dated December 16, 2002 and December 18, 2002.

        Questions and requests for assistance may be directed to CIBC World Markets Inc. and Desjardins Securities Inc. (the "Dealer Managers") and to the Depositary, and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge upon request from those persons at their respective offices shown on the last page of the Letter of Transmittal.

        If your Cognicase Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

The Dealer Managers for the Offer are:

CIBC World Markets Inc. and Desjardins Securities Inc.

January 1, 2003

(continued from cover)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Offer is by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to offer securities pursuant to the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those in the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada, the home country of the Offeror. Such consequences for investors who are resident in, or citizens of, the United States are not described herein.

        The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be adversely affected by the fact that the Offeror is incorporated under the laws of the Province of Québec, Canada, that some of its officers and directors are residents of Canada, that the experts named in the Offer and Circular are residents of Canada, that the Dealer Managers are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States.

        Shareholders should be aware that, during the Offer Period, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or of certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        This tender offer is made for the securities of a foreign issuer and while the offer is subject to the disclosure requirements of Canada, the country in which Cognicase is incorporated or organized, Shareholders should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by Shareholders of civil liabilities under the federal securities laws may be affected adversely by the fact that Cognicase is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, or of the Offeror's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

FORWARD LOOKING STATEMENTS

        Certain statements contained in this document are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such actions they may deem necessary to extend the Offer to Shareholders in such jurisdiction.

TO: THE HOLDERS OF COMMON SHARES OF COGNICASE

        This Notice of Change and Variation amends and supplements the Offer and Circular dated December 6, 2002, as amended by notices of change and variation dated December 16, 2002 and December 18, 2002 (the "Original Offer"), of the Offeror pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Cognicase Shares (including Cognicase Shares which may become outstanding after the date of the Original Offer upon the exercise of outstanding Options and other Rights). Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the meanings set forth in the Original Offer.

        Except as otherwise set forth in this Notice of Change and Variation, the terms and conditions previously set forth in the Original Offer continue to be applicable in all respects. This Notice of Change and Variation should be carefully read in conjunction with the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery.

        All references to the "Offer" in the Original Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change and Variation mean the Original Offer, as hereby amended.

1.    Background to the Offer

        On December 19, 2002, the Board of Directors of Cognicase, in connection with the Original Offer and on the recommendation of its special committee of independent directors (the "Special Committee"), issued a Directors' Circular unanimously recommending that Shareholders reject the Original Offer and not tender their Cognicase Shares in acceptance thereof.

        On December 19, 2002, the Board of Directors of Cognicase, in connection with the Original Offer and on the recommendation of the Special Committee, adopted a limited duration shareholder rights plan (the "Rights Plan").

        From December 26, 2002 to December 31, 2002, the Chairman of the Board and Chief Executive Officer of CGI, along with other representatives of CGI, had communications with representatives of the Special Committee in order to negotiate a revised Offer to purchase all of the outstanding Cognicase Shares.

        On January 1, 2003, BMO Nesbitt Burns Inc., financial advisors to the Special Committee (the "Financial Advisor"), delivered to the Board of Directors of Cognicase a written opinion to the effect that the consideration provided by CGI's revised Offer is fair, from a financial point of view, to the Shareholders. Based on the foregoing, the Board of Directors of Cognicase has concluded that the consideration provided by CGI's revised Offer is fair, from a financial point of view, to the Shareholders and recommends to the Shareholders the acceptance thereof.

        On January 1, 2003, CGI and Cognicase entered into a support agreement (the "Support Agreement") pursuant to which CGI agreed to make, in accordance with the conditions set out therein, the revised Offer. In turn, Cognicase agreed that its Board would recommend that Shareholders accept the revised Offer, subject to the receipt of a favourable fairness opinion from the Financial Advisor. The Board of Directors of Cognicase also resolved to waive the application of the Rights Plan to the revised Offer in order to allow CGI to proceed with its revised Offer and take-up and pay for Cognicase Shares deposited into such revised Offer without any dilutive effects.

        A joint press release dated January 1, 2003 announcing CGI's revised Offer and the acceptance thereof by the Board of Directors of Cognicase was issued.

  Support Agreement

        The following is a summary of the material terms and provisions of the Support Agreement. This is a summary only and is qualified in its entirety by the terms of the Support Agreement.

        In the Support Agreement, each of Cognicase and CGI has agreed to cooperate with each other in its efforts to successfully complete the revised Offer. Cognicase and CGI have also agreed to operate their businesses in the ordinary course, subject to certain limited exceptions. Cognicase has also agreed not to solicit or engage in any further discussions relating to a Competing Proposal (as defined below) or provide information with respect to Cognicase provided that Cognicase shall be entitled, if it determines in good faith that a failure to do so would be inconsistent with the Board of Directors' fiduciary obligations under applicable law, to supply information to a third party with whom Cognicase deals at arms' length in response to an unsolicited proposal which could reasonably be expected to result in a Superior Proposal (as defined below). Cognicase has also agreed to pay to CGI a "break-up fee" equal to $0.09 per Cognicase Share which are the object of the revised Offer in certain circumstances, including if the Board adversely modifies or withdraws its recommendation that Shareholders accept the revised Offer.

        The Board of Cognicase may withdraw, modify or change its recommendation with respect to the revised Offer (and may terminate its obligations under the Support Agreement, subject to the payment of the "break-up fee" referred to above) in response to a Superior Proposal. However, Cognicase has agreed not to enter into any agreement regarding a Superior Proposal (and not to withdraw or otherwise change its recommendation to support the revised Offer) unless it has, among other things, provided CGI with an opportunity to amend the revised Offer, within three (3) business days prior to the proposed date of execution of the proposed agreement, to increase the consideration to be received by Shareholders thereunder to an amount at least equal to the consideration offered under the proposed agreement.

        Pursuant to the Support Agreement, CGI has agreed not to amend, modify or change the revised Offer without the prior written consent of Cognicase, other than to increase the consideration under the revised Offer, waive any conditions to the revised Offer, extend the Expiry Time until a date or dates not later than February 3, 2003 or comply with legal obligations of CGI with respect to any amendment, modification or change of the revised Offer.

        The Support Agreement may be terminated in certain circumstances, including if any of the conditions of the revised Offer have not been satisfied or waived by CGI at the Expiry Time.

        For purposes of the Support Agreement:

  "Competing Proposal" means (i) the possible acquisition of, or business combination with, Cognicase or any of its Subsidiaries (whether by way of amalgamation, arrangement, consolidation,

  take-over bid, purchase of shares, purchase of assets, or otherwise), other than transactions between Cognicase and one or more of its wholly-owned Subsidiaries or between one or more of Cognicase's wholly-owned Subsidiaries; (ii) the possible acquisition of any material portion of Cognicase's securities or assets or those of any of its Subsidiaries, other than transactions between Cognicase and one or more of its wholly-owned Subsidiaries or between one or more of Cognicase's wholly-owned Subsidiaries; or (iii) any take-over bid, stock exchange take-over bid or other purchase or acquisition of equity securities that, if consummated, would result in any person beneficially owning 10% or more of any class of securities of Cognicase; and

  "Superior Proposal" means any bona fide written Competing Proposal from a third party with whom Cognicase deals at arms' length (as such term is interpreted for purposes of the Income Tax Act (Canada)) that has the following characteristics: (i) is a proposal to acquire, directly or indirectly, (x) not less than 50% of the outstanding Cognicase Shares, or (y) all or substantially all of the assets and liabilities of Cognicase or its Subsidiaries; (ii) the Board of Directors of Cognicase shall have determined in good faith (after receiving an opinion of the Financial Advisor) that such proposal provides consideration, on a cash equivalent basis, to holders of Cognicase Shares that is in excess of the consideration provided by the revised Offer (after taking into account any amendments to the revised Offer made by the Offeror) to holders of Cognicase Shares; and (iii) the transactions envisioned by such proposal, in the good faith judgment of the Board of Directors of Cognicase are readily financeable and are reasonably likely to be consummated without unreasonable delay compared to the revised Offer.

2.    Increase of Consideration Payable under the Offer

        The Offeror has amended the Original Offer by increasing the consideration payable under the Offer to $4.50 cash and to 0.6311 CGI Shares per Cognicase Share. Accordingly, the Original Offer is amended as follows:

          (i) by amending the description of the Offer on the first page of the Original Offer so that it shall read as follows:

  "CGI GROUP INC.

  OFFER TO PURCHASE
  all of the outstanding common shares of

  COGNICASE INC.

  on the basis of, at the option of the holder, for each Cognicase Share,

  Cdn. $4.50 cash
  or
  0.6311 Class A Subordinate Shares of CGI Group Inc.,

  or any combination thereof,
  subject to the maximum aggregate cash consideration and maximum aggregate share consideration
  (and corresponding pro-ration) set out herein";

          (ii) by amending the last sentence of the first paragraph below the description of the Offer on the first page of the Original Offer so that it shall read as follows:

    "On such date, the Offer represents a 32.4% premium over the closing price of the Cognicase Shares on the TSX, and a 48% and 59% premium over the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX, respectively.";

          (iii) by amending the definition of "Cash Option" in the Definitions of the Original Offer so that it shall read as follows:

    "Cash Option" means $4.50 in cash for each Cognicase Share";

          (iv) by amending the definition of "Maximum Cash Consideration" in the Definitions of the Original Offer so that it shall read as follows:

    "Maximum Cash Consideration" means an amount in cash equal to 56% of the total consideration payable pursuant to the Offer on any Take-Up Date";

          (v) by amending the definition of "Maximum Share Consideration" in the Definitions of the Original Offer so that it shall read as follows:

    "Maximum Share Consideration" means such number of CGI Shares having an aggregate value equal to 44% of the total consideration payable pursuant to the Offer on any Take-Up Date using a CGI Share price of $7.13";

          (vi) by amending the definition of "Share Option" in the Definitions of the Original Offer so that it shall read as follows:

    "Share Option" means 0.6311 CGI Shares for each Cognicase Share";

          (vii) by amending the first paragraph under "The Offer" in the Summary of the Original Offer so that it shall read as follows:

            "The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the outstanding Cognicase Shares (including Cognicase Shares which may become outstanding after the date of the Original Offer upon the exercise of outstanding Options and other Rights) on the basis of, at the option of the Shareholder, for each Cognicase Share:

      (a)
      $4.50 in cash (the "Cash Option");

      (b)
      0.6311 CGI Shares (the "Share Option"); or

      (c)
      any combination of the above;

    as elected by a Shareholder in the applicable Letter of Transmittal, subject to the Maximum Cash Consideration and Maximum Share Consideration, and to pro-ration. See Section 1 of the Original Offer, "The Offer".";

          (viii) by amending the last sentence of the third paragraph under "The Offer" in the Summary of the Original Offer so that it shall read as follows:

    "On such date, the Offer represents a 32.4% premium over the closing price of the Cognicase Shares on the TSX, and a 48% and 59% premium over the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX, respectively.";

          (ix) by amending the sixth and eighth paragraphs in Section 1 of the Original Offer, "The Offer", so that they shall read as follows:

            "The purchase consideration referred to in paragraphs (c) and (d) above shall be determined using a CGI Share price of $7.13."; and

            "No fractional CGI Share shall be issued pursuant to the Offer. In lieu of a fractional CGI Share, a Share Electing Shareholder will receive a cash payment determined on the basis of $7.13 for each whole CGI Share.".

3.    Modifications to the Conditions of the Offer

        The Offeror has further amended the Original Offer by modifying certain conditions of the Offer set forth in Section 4 of the Original Offer, "Conditions of the Offer", so that only the conditions set forth below shall be conditions to completion of the Offer.

        "The Offeror reserves the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open, and postpone the taking up and paying for, any Cognicase Shares deposited hereunder if any of the following conditions has not been satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn at least (i) 66?% of the outstanding Cognicase Shares and (ii) 50.01% of the outstanding Cognicase Shares other than those Cognicase Shares held by persons whose Cognicase Shares would not be included as part of the "minority" in connection with any Subsequent Acquisition Transaction (collectively, the "Minimum Condition");

  (b)
  all outstanding Rights which are, by their terms, accelerated or vested by reason of the Offer (without any third-party notification) and all outstanding Options shall have been exercised in full by the beneficiaries or holders thereof, converted, cancelled or otherwise dealt with in a manner satisfactory to the Offeror, in its entire discretion;

  (c)
  the waiting period pursuant to Section 123 of the Competition Act shall have expired or been earlier terminated and the Offeror shall not have received a letter from the Commissioner of Competition, or his authorized representative, indicating that the Commissioner intends to make an application under Section 92 of the Competition Act;

  (d)
  any applicable waiting periods under the HSR Act shall have expired or been earlier terminated;

  (e)
  all material necessary regulatory approvals (including, without limitation, those of any stock exchange or other regulatory authorities), other than those listed in paragraphs (c) and (d) above, will have been obtained or concluded on terms satisfactory to the Offeror, acting reasonably, and any applicable governmental or regulatory waiting periods shall have expired or been terminated;

  (f)
  (i) no act, action, suit or proceeding shall have been threatened to be taken or taken before or by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation, rule or policy shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii) above:
    (A)
    to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Cognicase Shares or the rights of the Offeror to own or exercise full rights of ownership of all of the Cognicase Shares; or

    (B)
    which, if the Offer was consummated, could materially adversely affect Cognicase and its Subsidiaries considered on a consolidated basis;
  (g)
  there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for the Cognicase Shares deposited under the Offer;

  (h)
  all of the material covenants and obligations of Cognicase set out in the Support Agreement shall have been complied with on or before the date on which the Offeror takes up Cognicase Shares deposited under the Offer; and

  (i)
  no representation or warranty of Cognicase in the Support Agreement shall be, as of the date on which the Offeror takes up Cognicase Shares deposited under the Offer, untrue or incorrect in any material respect and all of the covenants and obligations of Cognicase set out in the Support Agreement shall have been complied with on or before such date in all material respects.

        The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror). The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Montreal. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal and, where required by law, shall cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 9 of the Original Offer, "Notice and Delivery", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Cognicase Shares deposited under the Offer and the Depositary will promptly return all certificates of deposited Cognicase Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties who deposited them."

4.    Selected Historical and Pro Forma Condensed Consolidated Financial Information of CGI

        The Offeror has amended Section 6 of the Circular to the Original Offer, "Selected Historical and Pro Forma Condensed Consolidated Financial Information of CGI", so that it shall read as follows:

          "The following table sets out certain historical consolidated financial information and unaudited pro forma condensed consolidated financial information for CGI as a result of the combination of Cognicase with the Offeror as at and for the year ended September 30, 2002. There is no information known to the Offeror which indicates any material change in the affairs of Cognicase since the date of the last published financial statements of Cognicase other than as has been publicly disclosed by Cognicase. The historical consolidated financial information is extracted from and should be read in conjunction with the audited consolidated financial statements of CGI and accompanying notes incorporated herein by reference. The unaudited pro forma condensed consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of CGI and accompanying notes contained in Schedule "A" to this Notice of Change and Variation, which form part of the Offer. The unaudited pro forma condensed consolidated financial statements have been presented assuming that the Offeror acquires all of the Cognicase Shares and assuming that the aggregate consideration under the Offer is paid as to 56% in cash and as to 44% in CGI Shares. The following does not give effect to expected synergies and operational improvements expected to be realized as a result of the combination of Cognicase with the Offeror.

	CGI
	Current Data(1)	Unaudited Pro Forma Data
	(in thousands of dollars, except for share data)
Revenue	2,169,613	2,682,784
Earnings before goodwill impairment loss	135,799	137,761
Net earnings (loss)	135,799	(340,705)
Basic earnings per share before goodwill impairment loss	0.36	0.35
Diluted earnings per share before goodwill impairment loss	0.36	0.34
Basic and diluted earnings (loss) per share	0.36	(0.86)
Total assets	2,300,892	2,820,063
Long-term liabilities	73,616	324,119

  (1)
  As at September 30, 2002 and for the year then ended."

5.    Pro Forma Capitalization of CGI

        The Offeror has amended Section 7 of the Circular to the Original Offer, "Pro Forma Capitalization of CGI", so that it shall read as follows:

          "The following table sets forth CGI's cash and cash equivalents, long-term debt, shareholders' equity and total capitalization as at September 30, 2002, on an actual basis and pro forma to give effect to (i) the acquisition of all outstanding Cognicase Shares, for a consideration of approximately $184,183,000 in cash and the issuance of 20,296,774 CGI Shares (based on a conversion ratio of 0.6311 CGI Shares for each Cognicase Share) having an estimated market value of $7.13 per CGI Share. This information has been derived from the audited consolidated financial statements of CGI for the year ended September 30, 2002 incorporated herein by reference.

	As at September 30, 2002
	Actual		Pro Forma
	(audited) (in thousands of dollars)		(unaudited) (in thousands of dollars)
Cash and cash equivalents	104,221		138,390
Long-term debt (including current portion)(1)	8,500		259,003
Shareholders' equity	1,779,615	(2)	1,924,331

Total capitalization	1,788,115		2,183,334

  (1)
  Amounts due under the terms of revolving credit facilities under a credit agreement (the "1999 Credit Agreement") dated as of September 29, 1999, as modified. The 1999 Credit Agreement was in the amount of $250 million and was an unsecured credit package. As of November 12, 2002, the facilities under the 1999 Credit Agreement were terminated and replaced by the facilities under a new credit agreement entered into as of November 12, 2002 (the "Credit Agreement"). The Credit Agreement provides two facilities: facility A in the amount of $150 million on a one year revolving basis, which may be extended at the option of the lenders for additional periods of 364 days, and facility B in the amount of $265 million on a three year revolving basis. The cost of funds borrowed is calculated by reference to the Libor rate, one of the lender's prime rate for loans in Canadian dollars or reference rate for loans in US funds, or at a specified annual rate applicable to Canadian dollar bankers' acceptances, depending on the form of borrowing. Advances can be made, inter alia, by way of bankers' acceptances or letters of credit.

  (2)
  For outstanding options and warrants as at September 30, 2002, reference is made to Note 7 to the audited consolidated financial statements of CGI incorporated in the Offer by reference. In addition to the warrants to purchase up to 5,118,210 Class A Shares referred to in such Note and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition (the "Initial Warrants"), CGI issued to the Majority Shareholders (as defined in Schedule "A" to the Circular) and BCE Inc. ("BCE") warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A Shares and 697,044 Class B Shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants. Furthermore, subject to regulatory approval, CGI has undertaken in favour of a holder of Initial Warrants to purchase up to 4,000,000 Class A Shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A Shares equal to the number of Class A Shares not purchased by such holder under the terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A Shares on the TSX on the date preceding the issuance of the Extended Warrants."

6.    Source of Funds

        The Offeror has amended Section 8 of the Circular to the Original Offer, "Source of Funds", so that it shall read as follows:

          "The Offeror estimates that if it acquires all of the Cognicase Shares pursuant to the Offer or pursuant to any following Compulsory Acquisition, Subsequent Acquisition Transaction and related dissent, the total amount of cash required for the purchase of such Cognicase Shares and to pay related fees and expenses would be approximately $189,183,000. CGI will finance all of this amount from funds available under the Credit Agreement. See Section 5 of this Notice of Change and Variation, "Pro Forma Capitalization of CGI"."

7.    Unaudited Pro Forma Condensed Consolidated Financial Statements

        The Offeror has amended Schedule "B" to the Circular to the Original Offer, "Unaudited pro forma condensed consolidated financial statements", and replaced it by Schedule "A" to this Notice of Change and Variation, which forms part of this Notice of Change and Variation.

8.    Time for Acceptance

        The Offer is open for acceptance until the Expiry Time on the Expiry Date, unless extended or withdrawn. Cognicase Shares may be deposited pursuant to the Offer in accordance with the provisions of Section 2 of the Original Offer, "Time for Acceptance".

9.    Take-Up and Payment for Deposited Cognicase Shares

        If all of the conditions of the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will be obligated to take-up and pay for the Cognicase Shares validly deposited and not withdrawn under the Offer no later than as required by applicable securities laws as described in Section 7 of the Original Offer, "Payment for Deposited Cognicase Shares".

10.  Withdrawal of Deposited Cognicase Shares

        All deposits of Cognicase Shares pursuant to the Offer are irrevocable, except as provided in Section 8 of the Original Offer, "Withdrawal of Deposited Cognicase Shares".

11.  Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

[Samson Bélair/Deloitte & Touche Letterhead]

CONSENT OF AUDITORS

January 1, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland & Labrador Securities Commission
Registrar of Securities, North West Territories
Registrar of Securities, Yukon
Deputy Registrar, Securities—Nunavut Legal Registries

Dear Sirs/Mesdames:

Re: CGI Group Inc.

We refer to the Notice of Change and Variation of CGI Group Inc. dated January 1, 2003 relating to the revised offer to purchase all of the common shares of Cognicase Inc. We consent to the use in such Notice of Change and Variation of our compilation report dated January 1, 2003 addressed to the Directors of CGI Group Inc. on the unaudited pro forma condensed consolidated balance sheet of CGI Group Inc. as at September 30, 2002 and on the unaudited pro forma condensed consolidated statement of earnings for the year then ended.

We also consent to the use of such report in the registration statement on Form F-8 to be filed with the US Securities and Exchange Commission.

Yours truly,

(Signed) Samson Bélair/Deloitte & Touche
              Chartered Accountants

APPROVAL AND CERTIFICATES

        The contents of the Offer, the Circular and this Notice of Change and Variation have been approved, and the sending, communication or delivery thereof to the holders of Cognicase Shares has been authorized, by the Board of Directors of the Offeror. The foregoing together with the documents incorporated therein by reference contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Cognicase Shares which are the subject of the Offer, as varied by this Notice of Change and Variation.

Dated: January 1, 2003

CGI GROUP INC.

(signed) SERGE GODIN Chairman of the Board and Chief Executive Officer	(signed) ANDRÉ IMBEAU Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors

(signed) PAULE DORÉ Director	(signed) CLAUDE CHAMBERLAND Director

SCHEDULE "A"

        Unaudited pro forma condensed consolidated financial statements

Table of contents

Compilation report	A-2
Unaudited pro forma condensed consolidated statement of earnings	A-3
Unaudited pro forma condensed consolidated balance sheet	A-4
Notes to unaudited pro forma condensed consolidated financial statements	A-5

Unaudited pro forma condensed consolidated financial statements

Compilation report

To the Directors of
CGI Group Inc.

We have reviewed, as to compilation only, the accompanying unaudited pro forma condensed consolidated balance sheet as at September 30, 2002 and the unaudited pro forma condensed consolidated statement of earnings of CGI Group Inc. ("CGI") for the year ended September 30, 2002 which have been prepared in accordance with accounting principles generally accepted in Canada. The statements have been prepared for inclusion in the Notice of Change and Variation related to the revised offer to purchase all of the outstanding common shares of Cognicase Inc. In our opinion, the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of earnings have been properly compiled to give effect to the proposed acquisition and the assumptions described in the accompanying notes thereto.

(Signed) Samson Bélair/Deloitte & Touche

Chartered Accountants

Montréal, Quebec
January 1, 2003

CGI GROUP INC.
Unaudited pro forma condensed consolidated statement of earnings year ended September 30, 2002

	CGI	Cognicase	Pro forma adjustments	Notes		CGI pro forma
	$ (audited)	$ (unaudited)	$			$ (unaudited)
	(amounts are in thousands, except per share data)
Revenue	2,169,613	513,171				2,682,784
Operating expenses	1,860,463	474,120				2,334,583

Operating earnings before:	309,150	39,051				348,201
Depreciation and amortization	77,005	20,801				97,806

Earnings before the following items:	232,145	18,250				250,395
Other revenues (interest expenses)	422	1,319	(8,343)	(iv	)	(6,602)

Earnings before income taxes and goodwill impairment loss	232,567	19,569	(8,343)			243,793
Provision for income taxes	96,768	12,434	(3,170)	(v	)	106,032

Earnings before goodwill impairment loss	135,799	7,135	(5,173)			137,761
Goodwill impairment loss	—	478,466	—			478,466

Net earnings (loss)	135,799	(471,331)	(5,173)			(340,705)

Basic earnings per share before goodwill impairment loss	0.36					0.35

Diluted earnings per share before goodwill impairment loss	0.36					0.34

Basic and diluted earnings per share	0.36					(0.86)

Basic weighted average number of shares	377,349,472		20,296,774	(ii	)	397,646,246

Diluted weighted average number of shares	381,570,855		20,296,774	(ii	)	401,867,629

CGI GROUP INC.
Unaudited pro forma condensed consolidated balance sheet
as at September 30, 2002

	CGI	Cognicase	Pro forma adjustments	Notes		CGI pro forma
	$ (audited)	$ (unaudited)	$ (unaudited)			$ (unaudited)
	(amounts are in thousands)
Assets
Current assets
Cash and cash equivalents	104,221	34,169				138,390
Short-term investments	—	19,842				19,842
Accounts receivable	295,191	126,504				421,695
Income taxes	—	10,127				10,127
Work in progress	98,904	21,549				120,453
Prepaid expenses and other current assets	48,373	5,020				53,393
Future income taxes	12,567	—				12,567

	559,256	217,211				776,467
Fixed assets	145,381	58,526				203,907
Investments	—	6,119				6,119
Contract costs and other long-term assets	433,742	72,570				506,312
Future income taxes	28,661	8,016				36,677
Goodwill	1,133,852	—	156,729	(iii	)	1,290,581

	2,300,892	362,442	156,729			2,820,063

Liabilities
Current liabilities
Bank advances	—	2,536				2,536
Accounts payable and accrued liabilities	261,509	86,219				347,728
Deferred revenue	61,027	30,877				91,904
Income taxes	5,128	—				5,128
Future income taxes	26,301	4,320				30,621
Current portion of balance of purchase price payable	—	25,313				25,313
Current portion of long-term debt	4,172	4,131				8,303

	358,137	153,396				511,533
Future income taxes	93,696	—				93,696
Balance of purchase price payable	—	25,585				25,585
Long-term debt	4,328	6,291	189,183	(ii, iii	)	199,802
Deferred credits and other long-term liabilities	65,116	—				65,116

	521,277	185,272	189,183			895,732

Shareholders' equity	1,779,615	177,170	144,716	(ii	)	1,924,331
			(177,170)	(ii	)

	2,300,892	362,442	156,729			2,820,063

CGI GROUP INC.
Notes to unaudited pro forma condensed consolidated financial statements year ended September 30, 2002

1. Description of revised offer to purchase

        CGI Group Inc. ("CGI") has amended its offer dated December 6, 2002 pursuant to the Notice of Change and Variation dated January 1, 2003 to purchase all Cognicase Inc. ("Cognicase") issued and outstanding common shares, including Cognicase common shares which may become outstanding after the date of this revised offer upon the exercise of currently outstanding options and other rights (including the guaranteed purchase price balance to be satisfied by the issuance of shares) on the basis of, at the option of Cognicase shareholders for each Cognicase common share as follows:

  •
  $4.50 in cash (the cash option)

  •
  0.6311 CGI Class A subordinate shares (the share option) or

  •
  any combination of the above as elected by the Cognicase shareholder.

2.    Basis of presentation

        The accompanying unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of earnings for the year ended September 30, 2002 of CGI Group Inc. ("CGI") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in CGI's Circular ("Circular") to give effect to the proposed acquisition of all outstanding Cognicase common shares by CGI based on:

  •
  The audited consolidated financial statements of CGI for the year ended September 30, 2002.

  •
  The unaudited consolidated balance sheet of Cognicase as at September 30, 2002 and the unaudited consolidated statement of earnings of Cognicase for the year then ended.

        There is no information known to CGI's management which indicates any material change in the affairs of Cognicase since the date of the last published unaudited financial statements of Cognicase other than that which has been publicly disclosed by Cognicase.

        In the opinion of CGI's management, the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statement of earnings contain all material adjustments necessary for a fair presentation applicable to the preparation of pro forma condensed financial statements.

        In preparing the unaudited pro forma condensed consolidated financial statements, no adjustments have been made to give effect to operating synergies that may result from the acquisition. As such, the unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have occurred, or results expected in future periods, had the events reflected herein occurred on the dates indicated.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of CGI included by reference in the Circular.

3.    Significant Assumptions and Adjustments

        In the preparation of the unaudited pro forma condensed consolidated financial statements, the following significant assumptions and adjustments have been made:

  (i)
  The unaudited pro forma condensed consolidated balance sheet at September 30, 2002 gives effect to the acquisition discussed in Note 1 above as if it had occurred on September 30, 2002. The unaudited pro forma condensed consolidated statement of earnings for the year ended September 30, 2002 gives effect to the acquisition as if it had occurred on October 1, 2001.

  (ii)
  The unaudited pro forma condensed consolidated financial statements assume that CGI will pay $4.50 or issue 0.6311 CGI Class A subordinate shares or any combination of the above as elected by Cognicase shareholders, for each outstanding common share of Cognicase. Under the assumption that all the shareholders of Cognicase accept the Offer and that there are 62,399,738 Cognicase common shares outstanding as at October 31, 2002, the total purchase price for the acquisition is estimated to be $333,899,000 including the payment of $48,100,000 guaranteed purchase price payable by the issuance of Cognicase common shares and professional fees and costs related to the acquisition estimated at $5,000,000 by CGI's management. The unaudited pro forma condensed consolidated financial statements assume that the $48,100,000 guaranteed purchase price payable by the issuance of Cognicase common shares will be paid by the issuance of 2,968,303 CGI Class A subordinated shares for an aggregate value of $21,164,000 and an equivalent cash consideration of $26,936,000.

    Also, the unaudited pro forma condensed consolidated financial statements assume that all Cognicase common shares are acquired by the Offeror and that the maximum aggregate cash consideration and maximum aggregate CGI Class A subordinate shares consideration will not exceed $184,183,000 and 20,296,774 CGI Class A subordinate shares respectively. For the purposes of the unaudited pro forma condensed consolidated financial statements based on publicly available information, the payment of the in-the-money amount of the Cognicase options was not considered in the establishment of the consideration to be paid and the purchase price allocation as the amounts were estimated to be not significant.

  (iii)
  The unaudited pro forma condensed consolidated financial statements reflect the acquisition using the purchase method with the excess of the fair value of the consideration paid over the estimated fair value of net assets acquired being temporarily allocated to goodwill. This allocation is subject to change and is not necessarily indicative of the ultimate purchase price allocation. The final allocation is subject to completion of appraisal estimates and other valuations which would be completed within twelve months following the acquisition and may result in the purchase price being allocated to other identifiable intangible assets besides goodwill. A summary of the preliminary allocation of the total purchase consideration, is shown below:

$ (in thousands)
Non-cash working capital items	65,946
Fixed assets	58,526
Investments	6,119
Contract costs and other long-term assets	72,570
Future income taxes	3,696
Goodwill	156,729
Long-term debt and balance of purchase price payable (including current portion)	(61,320)

302,266
Cash position at acquisition	31,633

Net assets acquired	333,899

Consideration
Cash (see Note (iv))	184,183
Issuance of 20,296,774 CGI Class A subordinate shares	144,716
Acquisition costs (estimated by management) (see Note (iv))	5,000

333,899

  (iv)
  Interest expenses of $8,343,000 have been recorded to reflect the estimated costs to be incurred on the amount of $189,183,000 which CGI's management expects to borrow at an estimated rate of 4.41% per annum to finance the acquisition.

  (v)
  Provision for income taxes has been decreased by $3,170,000 to reflect the impact of the interest expenses adjustment.

  (vi)
  Under the articles of incorporation of CGI, holders of CGI Class B shares (multiple voting) have pre-emptive rights in connection with certain issuances of CGI Class A subordinate shares or of securities convertible into CGI Class A subordinate shares. Pursuant to these pre-emptive rights, holders of CGI Class B shares (multiple voting) have a right to subscribe to that number of CGI Class B shares (multiple voting) which allow them to maintain their then current percentage voting partner associated with the CGI Class B shares (multiple voting) in CGI.

    Under the options agreement among Bell Canada, CGI, BCE Inc. and various other shareholders of CGI, BCE Inc. has additional pre-emptive rights in connection with certain issuances of CGI Class A subordinate shares or securities convertible into such shares to purchase that number of CGI Class A subordinate shares to maintain its equity participation in CGI.

    Holders of Class B shares (multiple voting) and BCE have not disclosed to CGI whether they will exercise their pre-emptive rights to acquire additional CGI Class B shares and CGI Class A subordinate shares. This potential issuance was not reflected in the unaudited pro forma condensed consolidated financial statements.

Offices of the Depositary

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attn: Corporate Actions

Toll Free: 1-800-564-6253

By Hand or Courier	By Hand or Courier
Montreal	Toronto
650 de Maisonneuve West 7th Floor Montreal, Québec	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions

Office of the Dealer Managers in Canada

CIBC WORLD MARKETS INC. 600 de Maisonneuve Blvd. West Suite 3050 Montreal, Québec H3A 3J2	DESJARDINS SECURITIES INC. 1 Complexe Desjardins 29th Floor, South Tower Montreal, Québec H5B 1J2
Tel: (514) 847-6300 Facsimile: (514) 847-6430	Tel: (514) 281-2244 Facsimile: (514) 842-7975

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following documents are filed as exhibits to this registration statement:

  1.1
  Press Release dated December 6, 2002.(3)
  1.2
  Form of Advertisement.(3)
  1.3
  Form of Advertisement.(4)
  1.4
  Press Release dated December 18, 2002.(5)
  1.5
  Press Release dated December 23, 2002.(5)
  1.6
  Press Release dated January 1, 2003.
  2.1
  Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
  2.2
  Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
  2.3
  Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
  2.4
  Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.
(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.
(3)
Previously filed as an exhibit to the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.
(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.
(5)
Previously filed as an exhibit to the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

        (a)  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

        (b)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

        (c)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process.

        (a)  On December 9, 2002, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)  Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

        By signing this schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with this filing on Amendment No. 3 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI GROUP INC.
By:	/s/ SERGE GODIN Serge Godin, Chairman of the Board and Chief Executive Officer
Date: January 3, 2003

EXHIBIT INDEX

1.1	Press Release dated December 6, 2002.(3)
1.2	Form of Advertisement.(3)
1.3	Form of Advertisement.(4)
1.4	Press Release dated December 18, 2002.(5)
1.5	Press Release dated December 23, 2002.(5)
1.6	Press Release dated January 1, 2003.
2.1	Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
2.2	Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
2.3	Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
2.4
Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.

(5)
Previously filed as an exhibit to the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.

QuickLinks

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
FORWARD LOOKING STATEMENTS
CONSENT OF AUDITORS
APPROVAL AND CERTIFICATES
SCHEDULE "A"
CGI GROUP INC. Unaudited pro forma condensed consolidated statement of earnings year ended September 30, 2002
CGI GROUP INC. Unaudited pro forma condensed consolidated balance sheet as at September 30, 2002
CGI GROUP INC. Notes to unaudited pro forma condensed consolidated financial statements year ended September 30, 2002
PART II
PART III
PART IV